

August 6, 2014

Via E-mail
Mr. Todd A. Stevens
President and Chief Executive Officer
California Resources Corporation
10889 Wilshire Blvd.
Los Angeles, California 90024

> **Re: California Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed July 16, 2014**
> **File No. 1-36478**

Dear Mr. Stevens:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Non-GAAP Financial Measures and Reconciliations, page 28

EBITDAX, page 28

1.   Your response to comment 11 in our letter dated July 3, 2014 indicates that you have presented the non-GAAP measure "EBITDAX" to "provide investors with a metric that is representative of our operating cash flows." Please tell us whether you consider EBITDAX to be a performance measure, a liquidity measure, or both. If you conclude that it is a liquidity measure, please provide disclosure showing a reconciliation to the most directly comparable GAAP-basis liquidity measure (i.e., cash flow from operating activities). Refer to Item 10(e) of Regulation S-K. In addition, please note that the prominent presentation of amounts for the three major categories from the statement of cash flows is required when a non-GAAP liquidity measure is presented.

<u>Business, page 84</u>

<u>Elk Hills, page 88</u>

2.   We note your response to comment 15 in our letter dated July 3, 2014. Please tell us whether you intend to include the revenue and costs associated with the sale of excess electric power from the Elk Hills power plant to the grid as part of oil and gas activities in your future period statements of income. In addition, please tell us whether the revenue from the sale of excess electric power from the Elk Hills power plant to the grid was included in estimating your proved reserves and in calculating the standardized measure of discounted future net cash flows.

<u>Unconventional Reservoir Potential, page 98</u>

4.   With reasonable detail, please clarify your statement in schedule 7 of the supplemental engineering items you furnished in response to our comment 16(d) to explain whether you have and used pre-drill PUD reserve estimates to compare with post-drill proved developed estimated ultimate recoveries. Your spread sheet footnote implies you had no such estimates.

<u>Production, Price and Cost History, page 110</u>

5.   We note the disclosure of production histories for Elk Hills and Wilmington fields. Please amend your document to disclose also the figures for historical product prices and unit production costs for these fields. Refer to the discussion of Item 1204 of Regulation S-K on page 2177 of "Federal Register /Vol. 74, No. 9 /Wednesday, January 14, 2009 /Rules and Regulations": "However, unlike the Industry Guide disclosure item, this disclosure [product prices and unit production costs] must be made by geographical area and for each country and field containing 15% or more of the registrant's proved reserves, expressed on an oil-equivalent-barrels basis."
        This is available at www.sec.gov/rules/final/2009/33-8995fr.pdf.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mike Preston
         Sarah Morgan